Best Way to Short Oil

By Lawrence Carrel
TheStreet.com Senior Writer
11/13/2007 11:09 AM EST

With so many people so bullish about oil, it might be a good time to think about shorting it.

After all, at close to $100 a barrel, the price of crude has nearly doubled this year without a significant pullback.

There are plenty of people, like Fadel Gheit, managing director of oil and gas research at New York financial services firm Oppenheimer & Co., who will tell you oil prices have nothing to do with fundamentals. "Current fundamentals don't support $60, let alone $90," he says. "Demand hasn't increased significantly. What's changed in the world this year?"

Even some people who think current prices are justified are looking for a technical correction. Phil Flynn, senior energy market analyst at Chicago's Alaron Trading, thinks oil's rally has been driven by fundamental reasons, like a weak dollar, an unseasonal decline in inventories and an increase demand for oil in India and China.

Still, he thinks the market is due for a 10% to 15% pullback.

The traditional way to trade oil is through a futures account. But going short via the futures market is expensive -- and risky. Chances are, your stock broker doesn't trade them and you'll have to pony up a sizeable amount of money to open up a new account with a new firm.

Exchange-traded products that track oil are an alternative worth considering. There are now five of them, and, in theory, they should all be as easy to sell short as stocks, borrowing the shares and selling them in the hopes of buying them back at a cheaper price when it's time to repay the loan.

But as I wrote here in August, it's not as easy to short exchange-traded products as you might think. While all of these products are relatively new, four are relatively thinly traded, meaning they may be hard to borrow.

For this reason, the most logical choice to bet on a decline in the price of oil would seem to be the MacroShares Oil Down Tradeable Trust (DCR - Cramer's Take - Stockpickr), which tracks the inverse performance of the long-term trend for oil. This isn't quite the same thing as tracking the inverse performance of spot oil prices, but it's still a directional play. DCR, and its twin the MacroShares Oil Up Tradeable Trust (UCR - Cramer's Take - Stockpickr), are trusts that hold short-term Treasuries and cash equivalents. They work like swaps in that when the Up Trust increases in value, it takes the money from the Down Trust.

Unfortunately, the Up Trust and the Down Trust aren't the hedges they might be because their share prices tend to trade out of line with their net asset value. As of Monday's close, the Down Trust was trading at a 73% premium to its NAV, while Up Trust was trading at a 20% discount to NAV. Robert Tull, managing director of MacroMarkets, says the products take a long-term view of the market and so aren't the best choices for investors trying to capitalize on near-term trends.

But he says investors with a bearish short-term view are better off shorting the Up Trust than buying the Down Trust.

Tull actually recommends a competing product, the U.S. Oil Fund (USO - Cramer's Take - Stockpickr - Rating), a commodity pool that holds the front-month oil futures contract, as the best short candidate because it has the most liquidity.

U.S. Oil does have more assets under management, $395 million, than the other four products. That suggests it would be relatively easy to borrow.

Another thing USO has going for it is that it does the best job of the five products of tracking the spot price of light sweet crude -- although the spot price and front-month futures contract don't always move hand in hand.

But this product also generates bigger tax bills than the typical exchange-traded product. Because it only holds the contract for the near month and futures expire, every month the fund needs to roll the contract to stay invested. It sells the near month and buys the next month's contract. Each time it does this it generates a taxable capital gain or loss. These gains are taxed like regular futures contracts. That means 60% of the profits generated in a year are taxed as if they were long-term gains, a rate of 15%, and 40% of the profits are taxed as short-term gains, or ordinary income, which can run as high as 35%.

However, only about 8% of a futures contract needs to be put on margin, and the U.S. Oil Fund invests the remainder in 90-day U.S. Treasury bills, which earn interest that is also taxed as ordinary income. The product has an expense ratio of 0.5%.

The PowerShares DB Oil Fund (DBO - Cramer's Take - Stockpickr) is also a commodity pool holding futures contracts, although it doesn't necessarily hold the front-month contract. It tracks the oil component of the PowerShares DB Commodity Index, which holds whichever futures contracts have the biggest implied yield during the next 13 months.

This strategy is intended to offset some of the negative effects that can be experience by rolling the futures contract every month, such as contango. DB Oil has the same tax structure as the U.S. Oil Fund.

The iPath S&P GSCI Crude Oil Total Return Index (OIL - Cramer's Take - Stockpickr) is an exchange-traded note that doesn't hold futures or commodities. It is an unsecured debt security issued by Barclay's Bank, a unit of Barclays Plc (BCS - Cramer's Take - Stockpickr). Investors don't own anything except Barclays' promise to provide the exact return as the index, minus its 0.75% management fee.

That means you're taking on the risk that Barclays has a solid balance sheet.

The big benefit to owning OIL is that it has the best tax structure of the bunch. Not only are there no capital gains or income distributions requiring annual taxes, but if held longer than a year, all gains and distributions are taxed as long-term capital gains. However, the Internal Revenue Service hasn't made a final ruling on this tax structure, so it could possibly change.

Comparing the ETFs, this year since its Jan. 8 launch, DB Oil has gained 40.9% compared with a surge of 53.3% in OIL and 53.2% in USO. The MacroShares Up Trust trailed the pack with an increase of just 25.7%.

Of course, betting on short-term trends in commodities prices is a risky business, no matter how you do it. This asset class should only comprise a small part of your portfolio. Matt King, a portfolio manager at Bell Investment Advisors, a manager of $540 million in Oakland, Calif., recommends between 5% and 15% in commodities, with 10% being a reasonable amount. However, he recommends investors buy a commodity index instead of just one or two single commodity funds.

He likes the PowerShares DB Commodity Index Tracking Fund (DBC - Cramer's Take - Stockpickr - Rating) and the iPath Dow Jones-AIG Commodity Index Total Return ETN (DJP - Cramer's Take - Stockpickr), because they are both well diversified. But investors who want more exposure to oil might want to consider the iPath S&P GSCI Total Return Index (GSP - Cramer's Take - Stockpickr). It tracks five industries, but 70% of the index is in energy.

MACRO Securities Depositor, LLC, a Delaware limited liability company which is acting as the depositor for the MACROshares Oil Up and Oil Down Holding and Tradeable Trusts, has filed registration statements (including prospectuses) with the SEC for the offering of the MACROshares Oil Up Holding Shares, the MACROshares Oil Down Holding Shares, the MACROshares Oil Up Tradeable Shares and the MACROshares Oil Down Tradeable Shares which are referenced by this paper. Before any prospective investor makes any investment decision, such investor should read the relevant prospectus in the applicable registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering of such MACROshares. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, MACRO Securities Depositor, LLC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 001 (800) 345-7999. You may also request a copy of the prospectuses by accessing the MACROshares web site at www.macromarkets.com.